

November 22, 2022

Rodman Schley
Chief Executive Officer and Chief Financial Officer
EvolveX Equity Fund LLC
7491 Kline Drive
Arvada, CO 80005

> **Re: EvolveX Equity Fund LLC**
> **Post-Qualification Amendment No. 1 to Form 1-A**
> **Filed October 27, 2022**
> **File No. 024-11892**

Dear Rodman Schley:

     We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-Qualification Amendment No. 1 to Form 1-A filed October 27, 2022

General

1. We note that you currently have no properties or operations. Please disclose the basis for the 8% preferred return.

Dilution, page 13

2. Please revise to include a description of the disparity between the public offering price of $1,000 paid for each Class A unit compared to the effective cash cost to officers, directors, promoters and affiliates for units acquired by them during the past year. Refer to Part II of Form 1-A.

Investor Incentive Program, page 14

3.   Please tell us the anticipated accounting treatment to be given the investment incentives earned by investors, citing all of the relevant accounting guidance upon which you relied in reaching your conclusion.

4.   Please disclose an estimate of the total value of your incentive program for the duration of the offering and how you determined that value.

5.   Please disclose how the specific discounts will be determined and any other factors that are relevant as it relates to your decision to offer a rental rate discount to certain investors. Also disclose whether the investor incentives can be transferred or only used by the investors. Clarify whether there is a limit as to the number of incentives that an investor may receive.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Nicholas Antaki